SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 1)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

RealD Inc.

(Name of the Issuer)

RealD Inc.	Rhombus Cinema Holdings, LLC RT Rhombus Holdings, Inc. Rhombus Merger Sub, Inc. Rizvi Opportunistic Equity Fund III, L.P. Rizvi Traverse GP III, LLC	Mr. Michael V. Lewis The MVL Trust, dated as of August 3, 2010

(Names of Person(s) Filing Statement) Common Stock, par value $0.0001 per share (Title of Class of Securities) 75604L105 (CUSIP Number of Class of Securities)

RealD Inc. 100 North Crescent Drive, Suite 200 Beverly Hills, California 90210 Facsimile: (310) 388-1539 Attn: Vivian W. Yang	Rizvi Traverse Management, LLC 260 East Brown Street, Suite 380 Birmingham, Michigan 48009 Facsimile: (917) 591-7400 Attn: Audrey DiMarzo	Michael V. Lewis, c/o RealD Inc. 100 North Crescent Drive, Suite 200 Beverly Hills, California 90210 Facsimile: (310) 388-1539 Attn: Michael V. Lewis

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz 52 West 52nd Street New York, New York 10019 Facsimile: (212) 403-2314 Attn: David Shapiro, Esq.	Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California, 90071 Facsimile: (213) 891-8763 Attn: Jason Silvera, Esq.	Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue, 31st Floor New York, New York 10022 Facsimile: (212) 277-4037 Attn: Matthew F. Herman, Esq.

This statement is filed in connection with (check the appropriate box):

a.       ☒              The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.      ☐                The filing of a registration statement under the Securities Act of 1933.

c.       ☐                A tender offer.

d.      ☐                None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	$531,764,930	Amount of filing fee	$53,549

*               Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $53,549 was determined by multiplying 0.0001007 by the aggregate merger consideration of $531,764,930. The aggregate merger consideration was calculated by multiplying the 45,818,252 outstanding shares of common stock, the 1,374,682 shares of common stock subject to restricted stock units and the 601,044 shares of performance-based stock to be acquired pursuant to the merger by the per share merger consideration of $11.00, and adding the foregoing sum to (i) $27,200 (the amount of stock-based compensation that may be issued prior to the closing of the merger) and (ii) the product obtained by multiplying 1,792,782, representing the number of outstanding employee stock options, by $3.35, representing the per share merger consideration of $11.00 less the $7.65 weighted average exercise price of the outstanding employee stock options.

☒    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$53,549	Filing Party:	RealD Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	November 25, 2015

Introduction

This Amendment No. 1 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by (i) RealD Inc., a Delaware corporation (the “Company”), (ii) Rhombus Cinema Holdings, LLC, a Delaware limited liability company (“Purchaser”), (iii) RT Rhombus Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Purchaser (“RT Rhombus”), (iv) Rhombus Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of RT Rhombus (“Merger Sub”), (v) Rizvi Opportunistic Equity Fund III, L.P., a Delaware limited partnership, (vi) Rizvi Traverse GP III, LLC, a Delaware limited liability company, (vii) Michael V. Lewis, an individual and the chairman and chief executive officer of the Company, and (viii) the MVL Trust, dated as of August 3, 2010 (each a “Filing Person” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 8, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Merger Sub.  Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger, as an indirect wholly owned subsidiary of Purchaser.  Upon completion of the merger, each share of the Company’s common stock, par value $.0001 per share (“Common Stock”), other than shares owned by the Company, Purchaser, Merger Sub, Michael V. Lewis, the MVL Trust, dated August 3, 2010, and holders who have properly demanded and not withdrawn a demand for appraisal rights, will be converted into the right to receive $11.00 per share in cash, without interest and less any required withholding taxes.  Following the completion of the merger, the Common Stock will no longer be publicly traded, and holders of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the merger.  The Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.  As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person.

Item 1.                         Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.                         Subject Company Information

Regulation M-A Item 1002

(a)        Name and address.  The Company’s name, and the address and telephone number of its principal executive offices are as follows:

RealD Inc.
100 North Crescent Drive, Suite 200
Beverly Hills, California 90210
(310) 385-4000

(b)        Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote for the Merger”

“Important Information Regarding RealD—Security Ownership of Certain Beneficial Owners and Management”

(c)        Trading market and price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealD—Market Price of the Company’s Common Stock”

(d)       Dividends.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding RealD—Market Price of the Company’s Common Stock”

(e)        Prior public offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealD—Prior Public Offerings”

(f)        Prior stock purchases.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealD—Transactions in Common Stock”

Item 3.                         Identity and Background of Filing Person

Regulation M-A Item 1003

(a)- (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Parties to the Merger”

“Important Information Regarding RealD”

“Important Information Regarding Purchaser, RT Rhombus, Merger Sub and the Rizvi Filing Persons”

“Important Information Regarding the Rollover Investors”

Item 4.                         Terms of the Transaction

Regulation M-A Item 1004

(a)        Material terms.

(1) Not applicable.

(2)(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

(2)(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment with respect to Common Stock and Equity Awards in the Merger”

(2)(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

(2)(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Required Vote for the Merger”

“The Merger Agreement—Conditions to the Merger”

(2)(v) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“Agreements Involving Common Stock”

(2)(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Anticipated Accounting Treatment of the Merger”

(2)(vii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c)        Different terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“Agreements Involving Common Stock”

(d)       Appraisal rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Effect of the Merger on Common Stock”

“Rights of Appraisal”

Annex C—Section 262 of the Delaware General Corporation Law

(e)        Provisions for unaffiliated security holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)        Eligibility for listing or trading.  Not applicable.

Item 5.                         Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) - (2) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“Agreements Involving Common Stock”

“Important Information Regarding RealD—Transactions in Common Stock”

(b) - (c) Significant corporate events; Negotiations or contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock”

“Important Information Regarding RealD—Transactions in Common Stock”

(e)        Agreements involving the subject company’s securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Limited Guaranty”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote for the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock—Voting Agreement”

“Agreements Involving Common Stock—Rollover Commitment Letter”

Item 6.                         Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b)        Use of securities acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

(c)(1) - (8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

Item 7.                         Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)        Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

(b)        Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Plans for the Company after the Merger”

(c)        Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

Annex B—Opinion of Moelis & Company LLC

(d)       Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on Common Stock”

“The Merger Agreement—Treatment of Company Equity Awards”

Item 8.                         Fairness of the Transaction

Regulation M-A Item 1014

(a) - (b) Fairness; Factors considered in determining fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Interests of The Company’s Directors and Executive Officers in the Merger”

Annex B—Opinion of Moelis & Company LLC

(c)        Approval of security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote for the Merger”

“The Merger Agreement—Conditions to the Merger”

(d)       Unaffiliated representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Moelis & Company LLC”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

Annex B—Opinion of Moelis & Company LLC

(e)        Approval of directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Recommendation of the Board of Directors”

(f)        Other offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

Item 9.                         Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Moelis & Company LLC”

“Where You Can Find Additional Information”

Annex B—Opinion of Moelis & Company LLC

Materials Prepared for Discussion, dated November 6, 2015, presented by Moelis & Company LLC to the Board of Directors of RealD is incorporated herein by reference.

Materials Prepared for Discussion, dated October 15, 2015, presented by Moelis & Company LLC to the Board of Directors of RealD is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.                 Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) - (b), (d) Source of funds; Conditions; Borrowed funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock—Rollover Commitment Letter”

(c)        Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees; Reimbursement of Expenses”

Item 11.                 Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)        Securities ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealD—Security Ownership of Certain Beneficial Owners and Management”

As of November 24, 2015, the directors and executive officers of each of the Purchaser, RT Rhombus, Merger Sub and the Rizvi Filing Persons do not beneficially own any shares of Common Stock.

(b)        Securities transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements Involving Common Stock”

“Important Information Regarding RealD—Transactions in Common Stock”

Item 12.                 The Solicitation or Recommendation

Regulation M-A Item 1012

(d)       Intent to tender or vote in a going-private transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote for the Merger”

“Agreements Involving Common Stock”

(e)        Recommendation of others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Rizvi Filing Persons, Purchaser, RT Rhombus and Merger Sub as to Fairness of the Merger”

“Special Factors—Position of the Rollover Investors as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Rizvi Filing Persons, Purchaser, RT Rhombus, Merger Sub and Rollover Investors for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Item 13.                 Financial Information

Regulation M-A Item 1010

(a)        Financial statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding RealD—Selected Historical Financial Information”

“Important Information Regarding RealD—Ratio of Earnings to Fixed Charges”

“Important Information Regarding RealD—Book Value Per Share”

“Where You Can Find Additional Information”

(b)        Pro forma information.  Not applicable.

Item 14.                 Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) - (b) Solicitations or recommendations; Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Special Meeting—Additional Assistance”

Item 15.                 Additional Information

Regulation M-A Item 1011

(b)        Golden Parachute Compensation:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors— Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Merger”

(c)        Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.                 Exhibits

Regulation M-A Item 1016

(a)(1) Revised Preliminary Proxy Statement of RealD Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to RealD Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated November 9, 2015 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 9, 2015 and incorporated herein by reference).

(a)(6) Draft RLD Transaction Employee Letter, delivered on November 9, 2015 (incorporated by reference to the Schedule 14A filed with the SEC on November 9, 2015).

(a)(7) Draft RLD Employee FAQ, delivered on November 9, 2015 (incorporated by reference to the Schedule 14A filed with the SEC on November 9, 2015).

(b)(1) Commitment Letter, dated as of December 11, 2015, by and between RT Rhombus Holdings, Inc. and Highbridge Principal Strategies, LLC.

(c)(1) Opinion of Moelis & Company LLC, dated November 8, 2015 (incorporated herein by reference to Annex B of the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(c)(2) Materials Prepared for Discussion, dated November 6, 2015, presented by Moelis & Company LLC to the Board of Directors of RealD Inc.*

(c)(3) Materials Prepared for Discussion, dated October 15, 2015, presented by Moelis & Company LLC to the Board of Directors of RealD Inc.*

(d)(1) Agreement and Plan of Merger, by and among ReadD Inc., Rhombus Cinema Holdings, LLC and Rhombus Merger Sub, Inc., dated as of November 8, 2015 (incorporated herein by reference to Annex A of the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(d)(2) Limited Guaranty, by Rizvi Opportunistic Equity Fund III, L.P., in favor of RealD Inc, dated as of November 8, 2015.*

(d)(3) Amended and Restated Voting Agreement, by and among Michael V. Lewis, the MVL Trust dated August 3, 2010 and Rhombus Cinema Holdings, LLC, dated as of November 25, 2015.*

(d)(4) Amended and Restated Rollover Investment Commitment Letter, by and among Michael V. Lewis, the MVL Trust dated August 3, 2010, and Rhombus Cinema Holdings, LLC, dated as of November 25, 2015.*

(d)(5) Form of Employment Agreement, by and between Michael V. Lewis and RealD Inc.*

(d)(6) Equity Financing Commitment Letter, by and between Rhombus Cinema Holdings, LLC and Rizvi Opportunistic Equity Fund III, L.P., dated as of November 8, 2015*

(d)(7) Amended and Restated Equity Commitment Letter, by and among Fortress Credit Advisors LLC, Rhombus Cinema Holdings, LLC, and Rizvi Traverse Management, LLC, dated as of November 25, 2015*

(f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(g) None.

*   Previously filed on November 27, 2015

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 21, 2015

REALD INC.

By:	/s/ Vivian W. Yang
Name: Vivian W. Yang
Title: General Counsel

RIZVI TRAVERSE GP III, LLC

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Managing Director

RIZVI OPPORTUNISTIC EQUITY FUND III, L.P.

By: Rizvi Traverse GP III, LLC, its general partner

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Managing Director

RHOMBUS CINEMA HOLDINGS, LLC

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Authorized Signatory

RHOMBUS MERGER SUB, INC.

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: President

RT RHOMBUS HOLDINGS, INC.

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: President

MICHAEL V. LEWIS

By:	/s/ Michael V. Lewis
Name: Michael V. Lewis

THE MVL TRUST DATED AUGUST 3, 2010

By:	/s/ Michael V. Lewis
Name: Michael V. Lewis
Title: Trustee